EXHIBIT 99.1

QIAO XING UNIVERSAL TELEPHONE INC. NAMES
CALVIN CHONG CHIEF FINANCIAL OFFICER

Guangdong, China—April 14, 2003—Qiao Xing Universal Telephone Inc. (NASDAQ: XING) today announced that Mr. Calvin Chong has joined the Company as Chief Financial Officer. In this capacity, Mr. Chong will oversee the financial matters and the compliance work as required by the authorities.

Mr. Chong has over thirteen years of experience in the accounting and finance field. He previously served as Managing Director of CJ Consulting Company Limited, a professional and accounting services firm, where he provided consulting services to small to medium sized enterprises. Prior to joining CJ Consulting Company Limited, Mr. Chong had worked with various multinational companies and accounting firms, including Ernst & Young, PricewaterhouseCoopers, Motorola, Henkel Asia Pacific Limited and InterGen (Hong Kong) Limited, in the area of audit, internal control and finance.

Mr. Rui Lin Wu, Chairman of the Company said, “We welcome Calvin joining us as CFO. His caliber and experience would be an asset to us and we look forward to further strengthening our financial operations and internal control measures and having more frequent communications with the investment communities.”

Mr. Chong is a member of the Australia Society of Certified Practicing Accountants, the Hong Kong Society of Accountants and the Institute of Internal Auditors, USA. He received his BBA Degree from the Chinese University of Hong Kong and a Master Degree of Economics in Accounting and Finance from the Macquarie University, Australia.

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China (the acquisition was approved by the authorities in February 2003). CEC Telecom Ltd. has been expanding at a tremendous pace. During 2002, it sold more than 800,000 pieces of 12 different models of mobile phones, versus only 60,000 pieces and only 1 model in 2001. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-

looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source

Qiao Xing Universal Telephone Inc.

Contacts
Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com

Stanford Capital International Ltd.
km@stock-update.com